UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENERGY TRANSFER EQUITY, L.P.

(Name of Issuer)

COMMON UNITS

(Title of Class of Securities)

29273V100

(CUSIP Number)

Ray C. Davis

5950 Sherry Lane, Suite 550

Dallas, Texas 75225

(214) 378-7515

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100	13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ray C. Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 937,796
8. SHARED VOTING POWER 17,964,587
9. SOLE DISPOSITIVE POWER 937,796
10. SHARED DISPOSITIVE POWER 17,964,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,902,383
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.48%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 29273V100	13D	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Avatar Investments, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 742,254
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 742,254
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,254
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.33%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 29273V100	13D	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Avatar Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 50
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 50
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 29273V100	13D	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ETC Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER 17,964,587
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER 17,964,587

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,964,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.06%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 29273V100	13D	Page 6 of 8 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule relates is the common units of Energy Transfer Equity, L.P., a Delaware limited partnership (“Issuer”). The Principal Executive Offices of the Issuer are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219.

Item 2(a). Name of Person Filing

Ray C. Davis (“Davis”), an individual, Avatar Investments, LP, a Texas limited partnership (“Avatar Investments”), Avatar Holdings, LLC, a Texas limited liability company (“Avatar Holdings”), and ETC Holdings, L.P., a Texas limited partnership (“ETC Holdings”).

Item 2(b). Address of Principal Business Office or, if none, Residence

The address for Davis, Avatar Investments and Avatar Holdings is:

5950 Sherry Lane, Suite 550

Dallas, Texas 75225

The address for ETC Holdings is:

3738 Oak Lawn Avenue

Dallas, Texas 75219

Item 2(c). Present Principal Occupation

Davis’ principal occupation is investments.

Avatar Investments was formed to hold units of the Issuer beneficially owned by Davis. Avatar Holdings is the general partner of Avatar Investments and ETC Holdings was formed to hold units of the Issuer beneficially owned by Davis and other partners of ETC Holdings.

Item 2(d) &(e). Criminal and Civil Proceedings

During the last five years, neither Davis, Avatar Investments, Avatar Holdings, nor ETC Holdings has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f). Citizenship

Davis is a citizen of the United States of America; Avatar Investments is a Texas limited partnership, Avatar Holdings is a Texas limited liability company and ETC Holdings is a Texas limited partnership.

CUSIP No. 29273V100	13D	Page 7 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration:

On December 19, 2008, certain limited partners and members of the general partner of ETC Holdings withdrew from ETC Holdings and received their entire interest in ETC Holdings in a pro rata distribution. As a result, common units previously beneficially owned by ETC Holdings are beneficially owned by Mr. Davis. The common units owned directly by ETC Holdings and beneficially by Mr. Davis represent the estimated pro rata interest of Mr. Davis in ETC Holdings, including his interest in other partners of ETC Holdings.

Item 4. Purpose of Transaction

This Schedule 13D is being filed as a result of a change in beneficial ownership of certain common units of the Issuer due to the events described in Item 3 herein.

Item 5. Interest in Securities of the Issuer

(a) Davis is the beneficial owner of 18,902,383 common units of the Issuer, representing 8.48% of the outstanding common units.

(b) Davis has the sole power to direct the vote and the disposition of all the common units he, Avatar Holdings and Avatar Investments hold. ETC Holdings is the record holder of 35,929,293 common units of the Issuer. The common units held of record by ETC Holdings and included in this report, 17,964,587 common units, represent the estimated pro rata interest of Davis in ETC Holdings, including his interest in other partners of ETC Holdings. Davis and Kelcy L. Warren share the power to direct the vote and the disposition of the common units held by ETC Holdings.

(c) Except for the transactions described herein, Davis has not effected any transaction in common units during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

CUSIP No. 29273V100	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2008

/s/ Sonia Aube, Attorney-In-Fact
Ray C. Davis

Avatar Investments, LP

By:	Avatar Holdings, LLC, its general partner

By:	/s/ Sonia Aube, Attorney-In-Fact

Avatar Holdings, LLC

By:	/s/ Sonia Aube, Attorney-In-Fact

ETC Holdings, L.P.

By:	ET GP, LLC, general partner

By:	/s/ Sonia Aube, Attorney-In-Fact